Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

September 28, 2016

Via Edgar and E-mail

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Jennifer Gowetski

Re:	TRP Fund VII LLC Draft Offering Statement on Form 1-A Submitted April 15, 2016 CIK No. 0001671793

Dear Ms. Gowetski:

This letter is submitted on behalf of our client TRP Fund VII LLC (the “Company”), regarding the Company’s offering statement on Form 1-A, filed April 15, 2016, as amended by Amendment No. 1, filed on June 17, 2016.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated July 21, 2016; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.	Comment: We note your response to comment 1 of our letter dated May 13, 2016. According to TwinRock Partners’ website, TwinRock Partners, which wholly owns and controls the managing member of TRP Fund VII LLC, appears to have a number of recent real estate offerings that have closed. We further note your disclosure on page 17 that your investment strategy, combined with the experience and expertise of your Managing Member’s principals, will provide you with opportunities in order to seek the best risk-return for your members. Please revise to provide the prior performance disclosure required by Industry Guide 5 or provide detailed reasoning as to why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

Response: The Company has revised the Offering Statement to include the disclosure requested by the Staff.

2.           Comment: We note your response to comment 2 of our letter dated May 13, 2016 and continue to note the references on your website to current offerings, including this offering. In addition, we were unable to locate the legends on your website. Please revise your website or advise how the information on your website relating to this offering complies with Rule 255.

Response: The appropriate language is included at the top of the Fund VII Investment Information page, after the potential investor clicks the “Learn More” button on the website.

3.           Comment: We note your response to comment 3 of our letter dated May 13, 2016 that you have revised the name of your securities. We continue to note the disclosure on pages 3 and 28 describing the 8% preferred return. We further note that preferred returns will not commence accruing on the subscription amounts until such time as the applicable funds are transferred to your operating account and the managing member need not transfer funds on a pro rata or first in basis. In addition, you state that the managing member shall, in its discretion, determine the timing and amount of distributions. Please revise your disclosure in accordance with our initial comment 3 or provide an analysis detailing how you determined it was appropriate to describe the 8% preferred return. As part of your analysis and without limitation, please include how you considered that you are a blind pool and the managing member’s ability to determine the timing of distributions, the amount of distributions and when funds are transferred to your operating account.

Response: Taking into account the Staff’s comments, we had changed the name of the securities to “Preferred Membership Interests.” To clarify, the preferred return is a guaranteed rate of return that is paid to the investors in preference to other distributions, at such time as cash, at the discretion of the Managing Member, becomes available for distribution. This is a typical structure in a real estate investment transaction. In other words, the first money available for distribution is paid to the investors until they have received a preferred return of 8% on their investment into the Company.

Risk Factors, page 4

4.           Comment: We note your response to comment 5 of our letter dated May 13, 2016 and we reissue our prior comment in part. Please revise to add risk factor disclosure, if true, that you may pay distributions from any source, including use of proceeds and borrowings, and that this could result in further dilution to shareholders. If not true, please explain in your response.

Response: The Company has added the following risk factor in response to the Staff’s comments: “We may pay distributions from any source”. The payment of distributions would not be dilutive to the investors because distributions would only be paid in cash, and not in company securities.

Tax Discussion, page 32

5.           Comment: We note your revised tax disclosure states that investors should not rely upon the disclosure. Please revise to omit such references or tell us why you believe that it is appropriate.

Response: The Company has made the change requested by the Staff.

The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated July 21, 2016.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

Jeffrey S. Marks